UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces transfer of assets by its subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”)

Buenos Aires, October 26, 2011. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP), announces that in relation to the relevant event of September 16, 2011, yesterday Edenor transferred to Rovella Carranza S.A. (“Rovella” or the “Purchaser”) shares representing 24.80% of the share capital and voting rights of Empresa Distribuidora Regional S.A. (“EMDERSA”) and shares representing 0.01% of the share capital and voting rights of Empresa Distribuidora San Luis S.A. (“EDESAL”), whereas Rovella transferred at the same time the shares of EMDERSA and EDESAL to a guarantee trust set by both parties and the Deutsche Bank S.A.

Once the spinoff process of EMDERSA is finalized and the shares representing 78.44% of the share capital and voting rights of a new investment purpose company which will own 99.99% of the share capital and voting rights of EDESAL are issued, the trustee agent will restore to EDENOR the share capital of EMDERSA that was transferred today.

Moreover, fulfilling the agreed terms, yesterday Rovella paid to EDENOR the amount of US$22,693,703 in concept of price payment, whereas EDESAL also settled the total financial credit granted by EDENOR to EDESAL for an amount of AR$37,502,500, plus accrued interests.

Finally, in order to guarantee the fulfillment of the obligations undertaken, EDENOR has granted a bank guarantee in favor of Banco Itaú Argentina S. A. and Standard Bank Argentina S.A. for a total amount of AR$60 millions in concept of principal plus compensatory interests of up to a 16% annual nominal rate. The bank guarantee will be in force subject to conditions precedent related to the occurrence of any of the following events:

(i)            EMDERSA’s spinoff had not been completed by September 16, 2013;

(ii)           During the validity of the guarantee trust, Edenor fails to fulfill certain joint management obligations of EDESAL.

In the case that none of the aforementioned events occur, the bank guarantee will not be executed.

For further information, contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella – Special Projects Manager and Investor Relations Officer

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: 5411 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 26, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.